SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments

Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Amendment No. 3

GREEN DOT CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

39304D102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

SCHEDULE 13G – AMENDMENT NO. 3

CUSIP No.: 39304D102	Page 2 of 5 Pages

(1)	Name of reporting person WAL-MART STORES, INC.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(5) Sole voting power NONE (SEE ITEM 4)
(6) Shared voting power NONE (SEE ITEM 4)
(7) Sole dispositive power 1,330,209 (SEE ITEM 4)
(8) Shared dispositive power NONE (SEE ITEM 4)
(9)	Aggregate amount beneficially owned by each reporting person 1,919,121
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 5.1%
(12)	Type of reporting person CO

SCHEDULE 13G – AMENDMENT NO. 3

CUSIP No.: 39304D102	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Green Dot Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

605 East Huntington Drive, Suite 205

Monrovia, California 91016

Item 2(a). Name of Person Filing:

Wal-Mart Stores, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

702 S.W. Eighth Street

Bentonville, Arkansas 72716

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock

Item 2(e). CUSIP Number:

39304D102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

SCHEDULE 13G – AMENDMENT NO. 3

CUSIP No.: 39304D102	Page 4 of 5 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:

1,919,121

(b)	Percent of class:

5.1%

The percent of class was calculated based on 37,355,439 shares of Class A Common Stock outstanding as of October 31, 2013.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

1,330,209

(iv)	Shared power to dispose or to direct the disposition of:

None

The filing person has granted an irrevocable proxy to the issuer to vote the shares reported in the same proportion as the votes cast by the other stockholders of the issuer. All of these shares were initially subject to a right of repurchase by the issuer. The repurchase right will lapse with respect to 36,810 shares on the 27th day of each calendar month (until none of the shares remains subject to the right of repurchase), provided that certain conditions are met and subject to certain exceptions. As of December 31, 2013, the repurchase right has lapsed with respect to 1,330,209 shares held by the filing person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

SCHEDULE 13G – AMENDMENT NO. 3

CUSIP No.: 39304D102	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 14, 2014
Date

/s/ Jonathan Hall
Signature

Jonathan Hall, Vice President
Name/Title